David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

August 13, 2014

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

CONMED Corporation ("CONMED" or the "Company")
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2014 by Voce Catalyst Partners LP, et al.

File No. 000-16093

Definitive Additional Soliciting Materials

Filed February 28, 2014 by Voce Catalyst Partners LP, et al.
File No. 000-16093

Dear Mr. Hindin:

On behalf of Voce Catalyst Partners LP and its affiliates ("Voce"), James W. Green, Joshua H. Levine and J. Daniel Plants (each, a "Filing Person" and, collectively with Voce, the "Filing Persons"), we are responding to your letter dated August 12, 2014 (the "SEC Comment Letter") in connection with the revised preliminary proxy statement on Schedule 14A filed on August 1, 2014 (the "First Revised Proxy Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Voce is e-mailing to your attention a second revised preliminary proxy statement on Schedule 14A (the "Second Revised Proxy Statement"), including a copy marked to show the changes from the First Revised Proxy Statement. The Second Revised Proxy Statement reflects revisions made to the First Revised Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the supplemental courtesy copy of the First Revised Proxy Statement e-mailed to you on August 1, 2014, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Second Revised Proxy Statement.

Perry Hindin August 13, 2014 Page 2

Revised Preliminary Proxy Statement

General

1.	The revised preliminary proxy statement does not contain page numbers. Please revise accordingly. The page number referenced in the following comments refers to the page number found in the supplemental courtesy copies emailed to me on August 1, 2014.

In response to your comment, the Filing Persons have included page numbers in the Second Revised Proxy Statement.

Background of the Proxy Solicitation, page 6

2.	Disclosure on page 6 indicates that on “[o]n February 27, 2014, Voce issued a press release and published a letter to the Company setting forth its reasons for disagreeing with the Board’s decision to appoint the Coppersmith Nominees to the Board. Such reasons included doubts about the Coppersmith Nominees’ qualifications and fitness to serve as directors of the Board.” We note your response to comment 6 of the staff’s February 28, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in the comment. We also note that such statements are included in the February 27, 2014 press release referenced in the preliminary proxy statement. Please revise the proxy statement to include appropriate corrective disclosure and refrain from including such statements in future soliciting materials. With respect to the second statement cited in the staff’s February 28, 2014 comment letter, please include in such corrective disclosure that Voce is not in possession of independent information that allows it to express a view on the veracity of Alere’s allegations:

In response to your comment, the Filing Persons have included corrective disclosure in the Second Revised Proxy Statement. Please see page 6 of the Second Revised Proxy Statement. In addition, the Filing Persons will refrain from including such statements in future soliciting materials.

3.	We note your response to comment 1 of the staff’s March 6, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in the comment. We note that such statements are included in the press release issued on February 27, 2014. Please refrain from making such statements in future filings. Alternatively, please include clarifying language in the proxy statement that explains that such restriction is limited to Coppersmith and does not extend to actions taken by the Coppersmith designees in their capacity as directors of the Company.

In response to your comment, the Filing Persons will refrain from including such statements in future soliciting materials.

4.	We note your response to comment 3 of the staff’s March 6, 2014 letter, and we are unable to conclude that you have provided a reasonable factual basis for the statements referenced in

Perry Hindin August 13, 2014 Page 3

the comment. We note that such statements are included in the press release issued on February 27, 2014 and described on page 6 of the preliminary proxy statement. Please revise the proxy statement to provide appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

In response to your comment, the Filing Persons have included corrective disclosure in the Second Revised Proxy Statement. Please see page 6 of the Second Revised Proxy Statement. In addition, the Filing Persons will refrain from including such statements in future soliciting materials.

Very truly yours,

/s/ David Rosewater
David Rosewater